UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): October 23, 2023

YS RE RAF I LLC

(Exact name of issuer as specified in its charter)

Delaware	86-3780020
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

300 Park Avenue, 15th Floor New York, NY	10022
(Address of principal executive offices)	(Zip code)

(844) 943-5378

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Acquisition

On October 23, 2023 YS RE RAF I LLC (the “Company”) purchased a $3,500,000 participation in a $12,500,000 senior loan (the “Loan”). The Company views the participation interest as a material contract and is filing this Form 1-U to disclose the terms of the Loan and related use of proceeds.

The Loan is secured by, among other things, a first priority mortgage lien on a a 31,000 SF retail property in the Scottsdale submarket of Phoenix, AZ, which is made up of two in-line retail buildings (~23,000 SF) and two to-be-developed pad sites, all of which are situated on four parcels of land that total 6.9 acres. Suites at the property range from 1,200 SF to 2,000 SF. The property is on a 65-year ground lease which was executed in 2017. The first two phases (both in-line retail buildings), named Shops A & Shops B, were completed in 2021 and include 166 parking spaces. Both Shops A & Shops B have suites with drive-throughs. The two in-process phases, named Pad A & Pad B, are planned to include 100 parking spaces. The Property is currently 80% leased to 11 tenants with a WALT of more than 10 years.

The Loan is structured as a variable rate interest-only instrument bearing an annual interest rate of SOFR + 5.55% with a minimum rate of 9.40% after giving effect to the SOFR floor of 3.85%. The Loan will have an initial term of twenty-four (24) months, with one, six (6) month extension option, subject to certain conditions including a that there be no ongoing event of default. If the extension option is exercised, the Loan will have a fully extended maturity of thirty (30) months from the closing date. The Company expets to pay a servicing fee of 1.00% per annum to the originator of the Loan.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on October 23, 2023.

YS RE RAF I LLC

By: YieldStreet Management, LLC, its manager

/s/ Michael Weisz
By:	Michael Weisz, Chief Executive Officer